SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2011
or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation Salaried Employee
Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of January 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum LLP

Marcum LLP
Bala Cynwyd, PA
July 27, 2011

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JANUARY 31, 2011 AND 2010

	2011	2010

Assets

Investments	$3,328,084	$2,898,373
Cash	25	273

Net Assets Available for Benefits	$3,328,109	$2,898,646

The accompanying notes are an integral part of these financial statements.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

	2011	2010

Investment Income (Loss)
Dividends	$76,975	$61,432
Realized gain on sale of investments	50,884	99,931
Net appreciation (depreciation) in market
value of investments	397,589	(579,079)

Total Investment Income (Loss)	525,448	(417,716)

Deductions
Benefits paid to participants	95,894	149,746
Other expenses	91	4

Total Deductions	95,985	149,750

Net Increase (Decrease)	429,463	(567,466)

Net Assets Available for Benefits
Beginning of year	2,898,646	3,466,112

End of year	$3,328,109	$2,898,646

The accompanying notes are an integral part of these financial statements.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 1 - Description of Plan

The following brief description of the Met-Pro Corporation (“the Company”) Salaried Employee Stock Ownership Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan covers all salaried employees who work at least 1,000 hours per year and have attained the age of 21.

Contributions

The Company may, at its discretion, contribute from time to time either cash or shares of the Company’s common stock.  The Company is not required to make a contribution in any given plan year.

Participant Accounts

Each participant’s account is credited with an allocation of (a) the Company's contribution and (b) dividends.  Allocations are based on participants’ earnings or account balances, as defined.

Vesting

The cash and common stock allocated to a participant's account are fully vested upon eligibility for the Plan.

Payment of Benefits

The vested portion of the amount allocated to a participant’s account is distributed to a participant, solely in shares of stock of the Company, within sixty days after the end of the plan year in which a termination event, as defined, occurs.  Benefits are recorded when paid based on the quoted price of shares at date of distribution.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 1 - Description of Plan (continued)

Plan Termination

In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).  Although it has not expressed an intent to do so, the sponsor may terminate the Plan at any time.

Concentrations

Substantially all of the Plan’s assets are invested in Met-Pro Corporation common stock.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

Investment Valuation and Income Recognition

The Plan’s assets consist principally of Met-Pro Corporation common stock and are stated at fair value based on the quoted market price as reported by the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The Plan uses the market approach valuation technique to value its investments. The market approach uses prices and other pertinent information generated from market transactions involving identical or comparable assets or liabilities. The types of factors that the Plan may take into account in fair value pricing the investments include available current market data, including relevant and applicable market quotes. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  The Plan does not maintain Level 2 assets.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  The Plan does not maintain Level 3 assets.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of January 31, 2011 and 2010:

	Assets at Fair Value as of January 31, 2011:
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments:
Met-Pro Corporation
common stock	$3,328,084	$ --	$ --	$3,328,084

	Assets at Fair Value as of January 31, 2010:
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments:
Met-Pro Corporation
common stock	$2,898,373	$ --	$ --	$2,898,373

Recently Issued Accounting Pronouncements

The FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements”.  This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC Subtopic 820-10.  ASU 2010-06 amends ASC Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009.  As this standard relates specifically to disclosures, the adoption did not have an impact on the Plan’s financial statements.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

The FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”.  This update amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, including the attributes of investments within the scope of this amendment to the ASC.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

Note 3 – Investments

The Plan’s investments as of January 31 representing 5% or more of the Plan's assets are as follows:
	2011		2010
		Current		Current
	Cost	Value	Cost	Value
Met-Pro Corporation common
stock, 306,736 and 309,325
shares for 2011 and 2010,
respectively	$1,165,434	$3,328,084	$1,133,312	$2,898,373

Note 4 - Income Tax Status

The Plan received a favorable determination from the Internal Revenue Service dated November, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.  The Plan has been subsequently amended.  The Plan has applied to renew its favorable status with the Internal Revenue Service.  The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with applicable requirements of the Internal Revenue Code.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 4 - Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit, however, there are currently no audits for any tax periods in progress.  The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

Note 5 - Administration of Plan Assets

Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 6 - Related Party Transactions

The Plan’s investments are shares of the Plan’s sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $3,328,084 and $2,898,373 at January 31, 2011 and 2010, respectively.  The Plan received $76,985 and $61,432 from Met-Pro Corporation which were received through the issuance of additional shares during the years ended January 31, 2011 and 2010, respectively.  Sales of Met-Pro Corporation common stock were $95,894 and $149,746 for the years ended January 31, 2011 and 2010, respectively.

Note 7 - Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

Note 8 - Subsequent Events

Management evaluated subsequent events occurring through July 27, 2011, the date that the accompanying financial statements were available to be issued, and determined that there were no events or transactions which require recognition or disclosure in the financial statements.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2011

(a)	(b)	(c)	(d)	(e)

Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	Met-Pro Corporation	306,736 shares of common stock,	$1,165,434	$3,328,084
$.10 par value

*Party-in-Interest

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Salaried Employee Stock Ownership Plan

Dated: July 27, 2011	By: /s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum LLP